UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*


                             Jaco Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469783-10-4
                                 (CUSIP Number)

                                December 31, 2004
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___   Rule 13d-1(b)
___   Rule 13d-1(c)
_X__  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joel H. Girsky

--------- ----------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                               (a)

                                               (b)

--------- ----------------------------------------------------------------------
 3         SEC USE ONLY



--------- ----------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------- ----- ----------------------------------------
           Number of               5     SOLE VOTING POWER
             Shares                        1,060,240 shares
          Beneficially
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ----------------------------------------
                                   6     SHARED VOTING POWER
                                             0 shares
                                  ----- ----------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                            1,060,240 shares

                                  ----- ----------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             0 shares

--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,060,240 shares


--------- ----------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          16.93%

--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

--------- ----------------------------------------------------------------------

         This statement constitutes Amendment No. 13 to the Schedule 13G previously filed by the Reporting Person. No other changes in any information previously reported have occurred, except as set forth in this or prior Amendments.

Item 1.

                  (a) Name of Issuer: Jaco Electronics, Inc.

                  (b) Address of Issuer's Principal Executive Offices:

                           145 Oser Avenue
                           Hauppauge, NY 11788

Item 2.

                  (a) Name of Person Filing: Joel H. Girsky
                  (b) Address of Principal Business Office, or, if None,
                  Residence: 145 Oser Avenue Hauppauge, New York 11788
                  (c) Citizenship: United States
                  (d) Title of Class of Securities:
                         Common Stock, $0.10 par value per share
                  (e) CUSIP Number: 469783-10-4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), Check Whether the Person is a:

                  (a) Broker or dealer registered under section 15 of the Exchange Act.

                  (b) Bank as defined in section 3(a)(6) of the Exchange Act.

                  (c) Insurance company as defined in section 3(a)(19) of the Exchange Act.

                  (d) Investment company registered under section 8 of the Investment Company Act.

                  (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
                                    Act;

                  (j)               Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  (a) Amount Beneficially Owned: 1,060,240 shares(1)

                  (b) Percent of Class:16.93%

                  (c) Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:
                           1,060,240(1) shares
                      (ii) shared power to vote or to direct the vote: 0 shares
                     (iii) sole power to dispose or to direct the disposition
                           of: 1,060,240(1) shares
                      (iv) shared power to dispose or to direct the
                           disposition of: 0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction: Dissolution of a group requires a response to this item.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

--------
1 Includes 60,000 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 1993 Non-Qualified Stock Option Plan, 37,500 shares of Common Stock awarded under the Issuer's Restricted Stock Plan and 75,000 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 2000 Stock Option Plan.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 2005
                                                -----------------
                                                Date

                                                /s/ Joel H. Girsky
                                                ------------------
                                                Signature

                                                Joel H. Girsky
                                                ------------------
                                                Name/Title







Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).